Filed by Validus Holdings, Ltd. pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange of 1934, as amended.
Subject Company: IPC Holdings, Ltd.
(Commission File No.: 000-27662)
VALIDUS HOLDINGS CONFERENCE CALL “TruTranscripts, The Transcription Experts” (212-686-0088) 1 Validus Holdings Conference Call July 9, 2009 SARD VERBINNEN & CO. M: Thank you. And good morning, and welcome to the conference call to discuss Validus Holding’s acquisition of IPC Holdings. Before the market opened today, Validus and IPC issued press releases, which are available on the Web sites of both companies, validusre.bm, and ipcre.bm. In addition, there was a presentation, which is available on Validus’s Web site. Today’s call is being Webcast, and will be available for replay. The details are provided in the press release. As a reminder, certain comments made during this call may be considered forward-looking, within the meanings of U.S. securities laws. These statements address matters that involve risk and uncertainty, and reflect our current view of future events and performance. Accordingly, there will be, or could be, important factors that cause actual results to differ materially from those indicated in these statements, and you should not place undue reliance on such statements. More detail on these factors can be found in the most recent annual reports for both Validus and IPC, on form 10Ks and on quarterly reports on form 10Q, both as filed with the U.S. FTC. In addition, management may make references to non- (Inaudible) financial measures. Additional information about these are also contained in our various presentations and filings. Now, to introduce the speakers on today’s call. Representing Validus are Ed Noonan, chairman and chief executive

VALIDUS HOLDINGS CONFERENCE CALL “TruTranscripts, The Transcription Experts” (212-686-0088) 2 officer, and Jeff Consolino, executive vice president and chief financial officer. Representing IPC is John Weale, chief executive officer and chief financial officer. With that, I turn the call over to Ed Noonan. EN: Thank you very much, John(?), and good morning, everyone. I appreciate your taking the time to join us today. We’re very pleased to announce the amalgamation of things between IPC and Validus Re. It’s been a few months in the making, but we’re very gratified by it. And, I think I’d like to start by expressing our appreciation to Ken Hammond and John Weale and the IPC board for what has been, really, an extremely constructive and positive approach over the last two weeks to allow us to get to this point. I think it would also be inappropriate not to stop and also express our thanks and appreciation to IPC’s staff, who’s been, you know, dealing with a bit of uncertainty as we’ve gone through this process. And also to express our best wishes and appreciation to Jim Bryce(?), for what has been a distinguished and exemplary career in building IPC. This has been, you know, quite a process for us. But, I think the outcomes well justifies the time and effort we’ve put in. The combination of Validus and IPC creates a leading Bermuda carrier in the short-tail reinsurance and insurance market. With a global underwriting platform in both insurance and reinsurance, we’ll focus on the lines of business where rates are moving in a positive direction, and where we’re showing strong growth. We think the combined company has outstanding long-term growth and return prospects, and we believe

VALIDUS HOLDINGS CONFERENCE CALL “TruTranscripts, The Transcription Experts” (212-686-0088) 3 that we’ll generate great value for both the Validus and IPC shareholders. To IPC, we think that we bring quality diversification, 45 percent of our business being insurance. Even on a combined basis, only 40 percent of the company’s premium coming from the catastrophe line. We bring, I think, great diversification. We’ll be able to put the IPC capital to work to create further diversification in the portfolio, and we think that will generate strong value for IPC shareholders. The deal values IPC shares at $31.73, based on (Inaudible) March 30 closing price. And, just as a formality, I would note that we’ve anchored all of our process and thoughts and bid on the March 30 closing price for Validus Re, because that was the last unaffected day of trading. We launched our offer the following morning, and so the only, I think, accurate day that we can judge off of has been March 30th. Our offer also represents a 24.9 percent premium to IPC’s share price as of that March 30th date. We think we bring to IPC shareholders a very attractive currency. We’ve had strong liquidity, and we’ve had strong historical trading performance, and low volatility. And we also offer a higher pro-forma dividend to shareholders. The combined entity will have a GAAP capital base of $3.7 billion, which will make us one of the larger players in the global short-tail world, at a point in time when size is increasingly important. We also bring an extremely strong balance sheet from Validus, and one that is equally strong from IPC, with minimal exposure to equity, or alternative asset risk.

VALIDUS HOLDINGS CONFERENCE CALL “TruTranscripts, The Transcription Experts” (212-686-0088) 4 It’s clear to us that clients today want financial strength, expertise and responsiveness. And this combination of positions work perfectly to meet those needs. What I’d like to do now is hand the phone over to John Weale, for his comments, that will be followed by Jeff Consolino. John? JW: Thank you, Ed. And, good morning, everybody. We believe that the agreement we have reached with Validus provides compelling value to IPC shareholders. On closing, IPC shareholders will have approximately 38 percent ownership interest in a larger, stronger, and (Inaudible) capitalized underwriting platform, with considerable upside potential. IPC’s priority has always been to maximize value for its shareholders. Immediately after the June 12th shareholder meeting, the IPC board undertook a deliberate and intensive process to maximize value, and to obtain the best possible outcome for our shareholders. Over the past few weeks, we have conducted due diligence, and negotiated with multiple parties, including Validus. And I’m pleased to say that these negotiations resulted in multiple offers for the company. We selected the combination with Validus because it offered the best value for our shareholders, as well as greater certainty with no termination rights related to catastrophe losses, and voting agreements from Validus’s shareholders representing 38 percent of the voting power. In addition, the significantly higher cash component for Validus’s revised offer, and the absence of book

VALIDUS HOLDINGS CONFERENCE CALL “TruTranscripts, The Transcription Experts” (212-686-0088) 5 value, related termination rights, increases the certainty of value, and lessens the risk for IPC shareholders. We look forward to working closely with Validus to obtain the necessary regulatory and shareholder approvals, and to closing this transaction as quickly as possible for the benefit of both IPC’s and Validus’s shareholders. Just before I turn the call over to Jeff, I do want to take the opportunity to thank our clients and brokers, who have conducted business and supported us over the past few months, irrespective of the background noise. And as importantly, I want to sincerely thank IPC’s employees for their dedication and focus in serving our clients over these past few challenging months. Your loyalty and support has been outstanding. Thank you. I’m now going to hand over to Jeff Consolino. JC: Thank you very much, John. I’m (Inaudible), I’m going to start with an overview of the agreement that IPC and Validus reached. The agreement is an amalgamation, under Bermuda law. This is a consensual, or friendly, transaction, supported by the boards of IPC and Validus. Consideration to be received by IPC shareholders is $7.50 of cash for IPC common share, and $0.9727 voting common shares, IPC common share. This is a fixed exchange ratio, and is not subject to adjustment. The consideration of values, IPC, on a per-share basis, is $31.73 per share, as Ed mentioned. It’s on the (Inaudible) Validus trading price as of March 30th. Based on yesterday’s close, that package is worth $29.48. The unaffected stock price. This represented a 24.9 percent premium. The pre- (Inaudible) price of IPC. It also

VALIDUS HOLDINGS CONFERENCE CALL “TruTranscripts, The Transcription Experts” (212-686-0088) 6 represents a 0.9 multiple of the most recently disclosed IPC book value per share, which is at May 31st. (Inaudible) slide five, total transaction value is $1.67 billion. This is composed of cash considerations of approximately 424 million, and the issuance of 1.24 billion in new value (Inaudible) common shares. As John mentioned, the pro-forma company on a fully diluted basis will be (Inaudible) 62 percent by Validus shareholders, and 38 percent by IPC shareholders. The key approvals and conditions to the arrangement include IPC and Validus in shareholder approvals, a measurement of the Validus credit facilities. And importantly, as John mentioned, there is no termination right related to a book value diminution for IPC. (Inaudible). We expect to close as soon as possible, after the IPC and Validus shareholder meetings. We would anticipate this closing would occur within seven to 10 weeks of our agreement. Certain of our board members (Inaudible) investors who collectively own 38 percent of the outstanding voting common shares of our company, have agreed to vote in favor of the issuance of Validus shares in connection with the transaction at our shareholder meeting. One last note, with respect to the transaction. Validus has determined to withdraw and terminate our outstanding exchange office for IPC shares. We will also cease all steps to complete a non-consensual transaction with IPC, including the scheme of arrangement. On page seven, we have made a change to our best and final offer, as announced earlier this week. This change

VALIDUS HOLDINGS CONFERENCE CALL “TruTranscripts, The Transcription Experts” (212-686-0088) 7 preserved the overall value to IPC shareholders at 31.73, but substituted cash for stocks consideration. As a consequence, Validus will include 210 million more cash than the previous structure, and issue 8.4 million fewer shares. This is incrementally a credo to diluted book value per share at March 31, and will be more noticeable at June 30th. We view this as equivalent to a share repurchase at a discount to book value. The discount, as measured at June 30th, we’d have to make is about six percent. With this cash consideration, we still expect to maintain a cushion over our applicable rating agency standards. Having described the transaction, I’ll now pass it back to Ed Noonan. EN: Thanks, Jeff. I thought I’d take a minute and just talk about some of the strategic rationale behind the transaction. As everyone is aware, the reinsurance industry has had significant capital depletion over the last 18 months, and a recent study suggests that the losses in the Bermuda market, of $13 billion in capital or so would take many years to recover. We’re particularly fortunate in that IPC and Validus both sailed right through the credit crisis and performed extremely well. Nevertheless, having the capital and a balance sheet of such great strength and integrity becomes a more critical asset today than at any time that I can remember in 30 years in reinsurance. The fact is, compounding the capital shortfall across the industry includes elimination of hedge fund money that was a significant player in the capacity market. The much quieter

VALIDUS HOLDINGS CONFERENCE CALL “TruTranscripts, The Transcription Experts” (212-686-0088) 8 issuance of alternative securities, capons(?) and the like. And what is seemingly still some significant issues that are causing investors to look at other financial stocks, rather than putting their money to work in areas like catastrophe risk. At the same time, we’re seeing, particularly in the early part of the year, customers who are increasing their reinsurance purchasing. At January 1st, that was about a 10 percent move, in our estimation. And of course, in a period of time when capital is scarce, one of the few places an insurer can turn to lay off risk, and particularly operating risk, is the reinsurance market. At the same time, our syndicate in London, while capital is adequate across the London market, is still seeing significant rate increases, running five to 5.5 percent for the year, simply on the basis that the market is in, you know, the early stages of a cyclical recovery, and, you know, creates a great opportunity for us to be able to put more capital to work within the (Inaudible) operation. We also think, from a strategic perspective, that the combination of the two companies, as I mentioned earlier, makes us one of the largest players in the global short-tail market. At a period of time when reinsurance intermediaries are consolidating and growing larger, we think it’s important to matter to them. And certainly, the combined Validus and IPC matters, in the lines of business that we underwrite to reinsurance intermediaries. We think that the combined size of the company makes us essentially a lead in (Inaudible) market on virtually anything we do around the world, and (Inaudible) the two companies significantly occupy a similar position today.

VALIDUS HOLDINGS CONFERENCE CALL “TruTranscripts, The Transcription Experts” (212-686-0088) 9 We also think it gives us the opportunity, because of the quality of underwriting and systems and responsiveness, as well as the balance sheet, to participate in more private layers, shortfall coverage, et cetera. Yet, you know, are oftentimes the most attractive part of the marketplace. Interestingly and importantly to us, we also see buyers re-thinking counterparty risk. The stumbles of some of the world’s biggest companies have caused buyers to move placements away from very, very large companies, where they may have had excessively large lines, and look for a handful of additional players across their reinsurance players, and similarly on their insurance placements. We think the combined Validus and IPC is perfectly positioned. Again, I think both companies were already well-positioned, but now with our combined size, I think we should be a prime beneficiary of that movement away from concentration in so few names. And lastly, as we look down the road, we pride ourselves on being opportunistic, and looking at segments where rates are turning favorable, where the underlying dynamics are turning favorable towards underwriters. And with the combined size and global reach of the company, we think that we’re perfectly positioned for any opportunities that may come along, including some day down the road, as the longer-tail lines begin to look attractive to us. I think the company is extremely well-positioned for that. So, more than just the financial side, with strategic positioning, what this combination gives us, I think, is a clear differentiator, and will allow us to generate far superior returns for shareholders.

VALIDUS HOLDINGS CONFERENCE CALL “TruTranscripts, The Transcription Experts” (212-686-0088) 10 Looking at slide nine, just a few observations for you. Different underwriting strategies, and I think different, without making a qualitative judgment. I think, when we look at the U.S., IPC has had a heavier concentration amongst nationwide accounts. Validus certainly has written (Inaudible) as well, but to a lesser extent. We think that we probably will continue to diversify that portfolio. We certainly won’t exit the nationwide accounts. But, we think that there are more efficient ways to put capital to use. By way of example, both companies restrict the amount of aggregate that they put out in any one zone in the U.S. Validus puts out, currently, about 1.4 billion, IPC about 1.3 billion. And yet, Validus generates about $431 million more, premium (Inaudible) comes from the U.S., versus IPC’s 222 million. We think one of the key drivers of that is the concentration in nationwide accounts, and particularly at a point in time when we’re looking at 50 percent underwriting margins in the catastrophe business. We see a lot of upside immediately, as we begin to re-optimize the combined portfolio. Within the reinsurance space, from the day we started Validus Re, we also wrote (Inaudible) and energy reinsurance, we wrote specialty reinsurance. All non-catastrophe based products. And that, today, is about $285 million of our business. We think that we can continue to expand that, based on the combined sides, and that the combined platform should benefit from that diversification over the next 18 months as well. Again, which is all incremental yields and return on equity. Clearly, there’s low marginal costs. Our systems in Validus are perfectly scalable. We share participations on

VALIDUS HOLDINGS CONFERENCE CALL “TruTranscripts, The Transcription Experts” (212-686-0088) 11 accounts with the vast majority of IPC’s book. And so, it’s not a difficult integration from that perspective. It’s not a difficult integration from a cost perspective. And so, we do see some increased economies of scale. You know, perhaps most importantly, we see just an enhanced market presence, both as a reinsurer and an insurer. We will increase our share of non-cap business. We’ll increase, as I mentioned earlier, some of the special transactions that are available to larger and more responsive companies. In the syndicate, we will, with the combined capital, expand our capacity and aggregates for some of the most attractive classes we write, things like terrorism and more risk and some of the other specialty lines. And for the new teams that we’ve brought on board that are off to a great start, this will allow us to commit more capital to ones like energy and aviation, and continue to grow those businesses, as well as our operations in Latin America and Asia. So, we just see tremendous upside, in terms of the additional business that we can deliver, outside of the catastrophe space, and quickly kind of restore the balance of our business back towards, you know, kind of 25 to 28 percent catastrophe overall. Turning to page 10, clearly, size and scale do matter. And if you look at where the combined Validus and IPC rank, you see that we become the sixth-largest, by way of shareholders’ equity, company in Bermuda. We think that’s important. If you look at the pure short-tail writers, we become, effectively, the second-largest company in Bermuda. Size isn’t everything, but size does

VALIDUS HOLDINGS CONFERENCE CALL “TruTranscripts, The Transcription Experts” (212-686-0088) 12 matter. Particularly in our operations as a reinsurer. And, we think it makes sense from shareholders from that perspective as well. But with that, I’d like to turn the call back over to Jeff, to talk about some of the key financial metrics as we see them. JC: Over the course of this process, we’ve had ample opportunity to meet with our investors and IPC’s investors. And, one of the themes we’ve hit on consistently is our record of value creation, since we’ve been a public company. It’s a record we’re very proud of. That success, of course, doesn’t guarantee success in the future, so we can’t rest on our laurels. But we are very pleased with our historical record, and we’re hopeful that the IPC shareholders will come to know us in the quarters and years ongoing. Page 11 shows our growth in an important financial measure for us. This is book value plus accumulated dividends. And since our IPO, we have grown this substantially. From our formation, we’ve grown at a compound annual rate of 13.6 percent, or 52 percent in the aggregate. Turning to page 12, and looking at a similar measure, growth in tangible book value per share plus accumulated dividends, since our IPO, you can see that 14 percent growth rate has been at the top of what we would identify as a Bermuda peer group. Interestingly, IPC is not far behind. The business we write, the businesses we operate in, can be very (Inaudible). Page 13 gives you a pro-forma look at our balance sheet, post-transaction. We’ve presented detailed pro-formas in our various proxy statements, under the old structure. This

VALIDUS HOLDINGS CONFERENCE CALL “TruTranscripts, The Transcription Experts” (212-686-0088) 13 is the pro-forma you will see when we re-file our proxy statements, reflecting the $7.50 of cash. Our book value per share, on a diluted base, at March 31st, was $24.65. On a pro-forma basis at March 31st, this transaction structure leaves that unchanged, at $24.65. This was our commitment in the process, that we would not dilute our shareholders. The quarter is now over, and we’ll have to wait a couple weeks to get our earnings, but we do see current growth in book value, for both Validus and IPC, in the intervening period since March 31st. We would expect that this transaction with IPC adds approximately 50 cents per diluted share, on a book value basis, and approximately a dollar per diluted share on a tangible book value basis. We think that’s an attractive bid for both the historical Validus and IPC shareholders. Turning to page 14, another favorable attribute of this combination is this increased float liquidity. Increasing our float liquidity has been a focus for Validus since we’ve been public. We’ve had encouraging signs there, most recently being added to the Russell 1000. After the transaction, the free-float of our company, as measured in dollar terms, at the current market price, will be almost $2 billion. Approximately 70 percent of the outstanding shares will be in free-float. It continues the trend that’s increased float liquidity for Validus since our 2007 IPO. We issued 15.7 million shares in the IPO, when the year hold period ended for certain non-board represented investors. Their share migrated into the market. And we find ourselves at May with almost 34 million shares, if we close. By

VALIDUS HOLDINGS CONFERENCE CALL “TruTranscripts, The Transcription Experts” (212-686-0088) 14 issuing 55 million shares, approximately, in the IPC transaction, we would have almost 90 million shares available in the market. I’ll now turn it back over to Ed Noonan. EN: Thank you, Jeff. I’ll just sum up. As I mentioned, we are really excited about this transaction. We think it’s a great fit. We see a great opportunity in the short-tail lines. We think the next 24 months in particular will be very attractive, and certainly we’ve now positioned ourselves as one of the largest in Bermuda, and one of the leading global players in that class. We focus on the most profitable lines of business. We continue to be in the sweet spot. Our reinsurance operation is performing extremely well, as is IPCs. Our syndicate is performing extremely well in the (Inaudible) market. We feel like, you know, we’re now building strength upon strength, with the combination with IPC. We think that we bring to the IPC shareholders great value, the ability to grow book value at a much more rapid rate over the next couple of years, as well as the strong currency in trading performance that Jeff mentioned. So, our commitment going forward will be the same as it is. We’re not interested in growing the top line. We’re interested in growing our tangible book value. We have every intention of being as transparent to investors as we can. You’ll continue to see every security that we own disclosed. You’ll continue to see what I think is the most comprehensive set of risk metrics for you to judge a company by disclosed. And, to the extent that there’s other information that is helpful to shareholders, we’ll continue to expand our disclosures.

VALIDUS HOLDINGS CONFERENCE CALL “TruTranscripts, The Transcription Experts” (212-686-0088) 15 But with that, I think it probably makes sense for us to turn the call over for any questions you might have. W: Thank you. At this time, if you’d like to ask a question, please press star then one on your touch-tone phone. You will hear a tone to confirm that you’ve entered the list. If you decide you want to withdraw your question, please press star then two to remove yourself from the list. Again, it is star, then one, to ask a question. Please hold while we hold for questions. Our first question is from Lee Cooperman(?) of Omega Advisors. Please go ahead. LC: Yeah, thank you. First, let me congratulate you on your transaction. In looking at the slides ... and I’ve been a shareholder right from the beginning ... you measure performance by the buildup and book value plus dividend. As an investor, I’m measuring performance by stock price change, plus the dividends. And in that category, not so hot, though it’s been better than the market, given how the market has performed. You’re putting together two companies that make the total to a stronger company, less risky company, more diversified company, slightly better balance sheet, because IPC (Inaudible) had no debt. I guess my question is, looking forward, assuming we come through a good hurricane season, what do you see as the priorities for the use of the free cash flow? And let me just say, lectioneering(?) a little bit, I think your GAAP book value at 24.65, given the earnings of the company, is probably the best measure. Because I think there is a certain amount of good will that’s justified, given the high returns. You’re earning close to 20 percent in equity on a GAAP book value.

VALIDUS HOLDINGS CONFERENCE CALL “TruTranscripts, The Transcription Experts” (212-686-0088) 16 But kind of, our stock sells at a significant discount to book. You said the best measure for you is the growth and the tangible book value over time. How do you see using cash flow once we have this hurricane season? EN: Hi, Lee. Ed Noonan. I’ll start, and then I’ll let Jeff address some of the other elements of it. First, I think that I am completely in agreement with you. As a shareholder who has a material part of their personal well-being staked in Validus, I tend to measure things by the share price like everybody else. Unfortunately, the things we can control, through our strategy and execution, are things like growth in tangible book value and accumulated dividends. But, you know, we’ve said from the start that, when we can see good opportunities to put our capital to work, at returns that we think are commensurate to the volatility we take on, we are thrilled to put that capital to work. And, when we don’t see those opportunities, we are equally happy to keep our return on equity up by returning capital to shareholders. But, rather than get too much into the detail on that, I think I’ll ask Jeff Consolino to pick it up from there. JC: Thanks. (Inaudible). So, clearly, with wind season, it’s important for us to maintain a strong capital position through wind season, against the possible occurrence of unfortunate events. When we get through wind season, we’ll be in a position to do our business plan for 2010. As you know, a material portion of our business is in reinsurance. January 1st is one of the most important, if not the most important, renewal dates.

VALIDUS HOLDINGS CONFERENCE CALL “TruTranscripts, The Transcription Experts” (212-686-0088) 17 So we’ll evaluate what business conditions look like, looking forward to January 1st, 2010, evaluate what the return processes are for that business. And to the extent we can, deploy that capital to kind of returns that we’ve been accustomed to, we will absolutely look to return it to shareholders. The form that we return it in, I think, will be very situational, and dependent on the other factor you mentioned, which is the stock price. All else equal, we could acquire our shares at a discounted book. We would be highly inclined to do that. But at a certain price, we would not want to erode the book value for the remaining shareholders, and would therefore become priced towards dividend. But just as it relates to your comment of evaluating us by stock price, we became public in July of 2007 at 22. Our book value at that time was $20.89. We’re still around that same price, with a book value of 24.65, but having paid the dollar dividend. So, measured snapshot, point to point, we’ve grown the book value and stock hasn’t followed. But, I would hope ... and maybe I’m making a pitch to those listening ... that the effect of this possible transaction with IPC has had an effect on our share price, which will be ephemeral. Our stock was trading at 24.91 before we announced our offer. And our stock had reached a point over several quarters, where it was trading at an evaluation multiple that was at the higher end of our peer group. We believe that was thanks to our returns on capital, which appear to be at the very high end of the Bermuda peer group. We believe that was attributable to our balance sheet, which was free of problem assets and very transparent to anyone who

VALIDUS HOLDINGS CONFERENCE CALL “TruTranscripts, The Transcription Experts” (212-686-0088) 18 wanted to examine it. And we believe it was also because of our willingness to share our risk position and other relevant data about our business with investors. And my hope is that once we get through this process of the combination with IPC, that whatever unusual trading in our stock has resulted from that, we’ll face, and we’ll return to the position we occupied prior to the announcement of the transaction. W: We have a follow-up to that call, Mr. Cooperman? LC: No. Thank you very much. And like I said, congratulations and all the best. M: Thank you for your support. W: Thank you. Our next question comes from Brian Meredith(?) of UBS. Please go ahead. BM: Yeah. Good morning, Ed, John and Jeff. Couple questions here. The first one, is it possible, now that you’ve done due diligence, Ed, to give us some color on what PMLs look like pro-forma, aggregates, that kinda stuff, and where your kind of concentrations are going to be? EN: Sure. Brian, I think the easiest place to start is, we’ll start with the zonal aggregates. As you know, we’ve restricted our zonal aggregates at Validus Re to no more than 65 percent of capital. And, IPC has restricted theirs to no more than 70 percent of capital. Our zones don’t match up perfectly, but they match up substantively. And so, when we look at the combined company, Validus Re and IPC, we’re at about 67.6 percent of capital as our biggest zonal aggregate. And that tends to be the United

VALIDUS HOLDINGS CONFERENCE CALL “TruTranscripts, The Transcription Experts” (212-686-0088) 19 States. We tend to use our aggregates pretty close to fully in most U.S. zones, with perhaps the exception of being California earthquake at this point in time. I think the other thing for Validus, while we have a fairly significant international footprint, it is nowhere as significant as IPC’s. And so, you now see, as the zonal aggregates for places like European Wind approaching, you know, the same levels as you would see in the United States. And so, on a combined basis, we have nothing that would exceed the 67.6 percent I mentioned. I’m not uncomfortable with that. You know, the difference between 65 and 67.6 is material. But when I look at the PMLs for the combined company, as we’ve shared with you in the past, we restrict our PML to 25 percent of capital for the Validus group. When we add IPC in with (Inaudible) Validus, we are at 25 percent of capital as the PML, as we go in to wind season. And so, I think we come away feeling comfortable. We still, as Jeff mentioned, have what we think to be an appropriate cushion with the rating agencies, above and beyond, you know, the capital required for our rating category. And, on our key risk metrics, we tend to follow, you know, very close to where Validus Re would have been previously, and nicely within our comfort level. JW: Can I just add to that, Ed? While 70 percent was the maximum IPC would allow anyone zoned, for the last couple of years, we haven’t been actually utilizing at that level. Probably in 2009, we’re in the low- to mid-60s. So we’re very consistent with Validus, in terms of that usage of aggregate constraint.

VALIDUS HOLDINGS CONFERENCE CALL “TruTranscripts, The Transcription Experts” (212-686-0088) 20 BM: Great. Thanks. And then, just one thing for Jeff, an accounting question here. Now that you’ve got a signed agreement, does it change how the expenses related to the acquisition are going to be booked? Can you capitalize them now? Are they still going to be a P&L issue? JC: And unfortunately, the status of the signed agreement really has no bearing on it. So, in the second quarter, you will hear from us about the extent (Inaudible) our income statement in the quarter, related to this transaction. BM: Okay. And then the success (Inaudible) will be a third quarter event? JC: (Inaudible) will be a third quarter event, as will be the full accounting for the transaction, including the negative good will. BM: Great. Thank you. W: Thank you. Our next question is from Ryan Roman(?) of Rebeco(?) Investment Management. Please go ahead. RR: Good morning. Congratulations on the deal. Couple of questions for you. It’s not atypical that when a company announces an acquisition that they sometimes go down a path of doing more in the future. Can you just discuss your mindset about being a $3.5 billion capital company, and whether that’s big enough? M: Brian(?), if it’s this hard, we’re not doing anything else in the future (Inaudible). (Laughter). RR: Okay. M: (Laughs). (Inaudible), we feel it’s very situational, Brian. We don’t think of ourselves as a roll-up company or anything. So, we think of ourselves as trying to be opportunistic

VALIDUS HOLDINGS CONFERENCE CALL “TruTranscripts, The Transcription Experts” (212-686-0088) 21 where we see the chance to generate the type of returns that we’re after. And so, at any point in time, that may mean acquiring teams of under (Inaudible), as we did in the onshore energy and aviation lines. It may suggest, you know, hiring highly-skilled people to open up a shop in Latin America, as we’ve done. Or, from time to time, it may suggest that there’s an acquisition. But we don’t think of ourselves as an acquisition-based company by any means. It’s purely situational. RR: Okay. Next question, $50 million? Is that going to be paid to max capital here? M: Already has been paid. RR: Has been paid. Check’s not even in the mail anymore, huh? Pardon? Oh, next question. Earnings per share dilution. You talked about accretion to tangible book value. Any comment about what the impact is on earnings estimates? And I’m just looking right now. So, Bloomberg has, I think, 492 or 496 for 2010. M: I think that one point that needs to be made before I respond to that is we’re not an earnings guidance company. RR: I understand that. M:And so, I wouldn’t comment on the Bloomberg estimate or anything else. You, I think, would have had the opportunity to see a financial forecast from IPC in the earlier proxy. And, based on that, we would expect, with this transaction structure, that a transaction would be either neutral or slightly (Inaudible) to our earnings per share. Clearly, what’s happened in the back half of this year, in terms of activity and (Inaudible) that as well.

VALIDUS HOLDINGS CONFERENCE CALL “TruTranscripts, The Transcription Experts” (212-686-0088) 22 RR: Next question. Two other quick questions. Is there any overlap of clients here? Such that a client might have a problem or issue with concentration? M: There’s actually significant overlap of clients, Brian. Having said that, it’s not our expectation that that will be a significant issue for us. With $3.5 billion of capital, the line size that IPC puts out, the line size that Validus Re puts out, wouldn’t, on a combined basis, be overly large. I think we both have been reasonably judicious in our use of capacity. So, I don’t think there’ll be very many situations where a client will look and say, gee, that’s more than I want to have with one company. And I think there will be many situations where clients will say, gee, with $3.5 billion in capital, we’re more than happy to have more capacity from the other combined Validus group. But, having said that, I’m sure that there will be some circumstances, and there are some circumstances where I’m sure we each found a program to be particularly attractive, and we might have larger lines as a result. But, the other factor that I think helps us is that, while the market is at a nice equilibrium today ... albeit, at a relatively high pricing point ... we don’t see the market being over-capitalized. We don’t see excess capacity in the marketplace. And so, I don’t think that the market starts from a perspective of having excess capacity and looking to reduce lines on companies. And I think where they’re looking to reduce lines, it’s for people that have much, much bigger participations than we would have on a combined basis. RR: And have bigger issues.

VALIDUS HOLDINGS CONFERENCE CALL “TruTranscripts, The Transcription Experts” (212-686-0088) 23 M:Yeah, I think that’s right. Companies that have, you know, potential credit issues, or at least a perception of them. So, you know, I don’t think that we can say there’s no possibility of that by any means. But I don’t think that that will be a particularly material issue for us. RR: Okay. Last question. A comment on July 1 renewals, and rates? M: Yeah. I mean, July 1 renewals, I think I would say that we’ve hit 15 percent. And, on the one hand, we had hoped that we would hit 20 percent. Of course, it’s mostly a U.S. renewal point. RR: Is that year over year, or is that versus January 1? M: No, year over year. And so, you know, while I would have liked to have hit 20 percent, 15 percent is pretty good. We weren’t starting at a level of deficiency. We were starting at what we thought were, you know, fair and reasonable, if not healthy, rates. And so, you know, we think that the current level of pricing as we look at it on a risk-adjusted basis is back in 2007 levels. Or another way of saying that is that we’re pretty close to peak pricing levels in the capacity market over the last 15 years. This is, you know, a very attractively-priced market. And one of the reasons why I think that putting the two companies together at this moment in time is, I think, a sensible and smart opportunity. RR: Great. Thanks for your answers, and best of luck on the deal. M: Thank you very much.

VALIDUS HOLDINGS CONFERENCE CALL “TruTranscripts, The Transcription Experts” (212-686-0088) 24 W: Thank you. Our next question is from Jay (Inaudible) of Bank of America, Merrill Lynch. Please go ahead. J: Yeah. Good morning. A couple of questions. On the pro-forma page, suggest, I guess a cash outflow of 500 million, at 424, the cash payment 50 for the breakup. Where’s the other, roughly 25 million coming from? M: Jay, we’ve put through what we estimated un-expensed transaction expenses through the balance sheet as well. J: Okay. And then, Jeff, you had mentioned ... I forget what page you were referring to, but sort of accretion to book value of 50 cents and a dollar to tangible book. Could you just repeat what you were referring to? Was that a June 30th type number? JC: That is a June 30th number, Jay. J: Okay. Very good. Thank you. M: Thank you. W: Thank you. Our next question comes from Meyer Shields(?) of Steefel Nicklaus(?). Please go ahead. MS: Thanks. One of the slides makes reference to stronger relationships with reinsurance intermediaries. And, I was hoping you could clarify whether you expect the commissions that you pay to the insurance brokers to change from either legacy Validus or legacy IPC rates? M: You know, I have to apologize to you. Could you please repeat the question? Or operator, maybe you increase the volume? I didn’t hear all of it. MS: I’m sorry. I’ll try again. Is this clearer? M: Yes.

VALIDUS HOLDINGS CONFERENCE CALL “TruTranscripts, The Transcription Experts” (212-686-0088) 25 MS: Okay. I just wanted to know whether you expect the commission rates that you paid to the reinsurance brokers, is that likely to change for either legacy Validus or legacy IPC, as a result of this deal? M: No. That won’t change. And frankly, the commission rate is negotiated between the seating company and the broker. You know, the brokers perform an extremely valuable function to us in going out and finding the customers, marketing to the customers, developing the information and structuring programs in conjunction with us. And so, you know, we think that they well earned their keep and that, you know, the market functions effectively there. So, you know, we don’t see ourselves as suddenly having some leverage in the marketplace, nor do we think it’s necessary. MS: Okay. Thank you. W: Do you have a follow-up to that, sir? MS: No. Thank you. W: Our next question is from Richard Greenberg(?) of Donald Smith and Company. Please go ahead. RG: Yeah, I’m wondering if John Weale can provide some insights into the decision-making process of the board. I mean, it seems to me that there were at least three publicly-known alternatives. One was the Flagstone offer, which provided, you know, a nice premium, as well as 10 percent more in book value. Two was just the runoff scenario, which also would have gotten us possibly closer to book value. And three was to discontinue as an ongoing company until insurance valuations improved, and we could have gotten, you know, a premium offer, something closer to book value.

VALIDUS HOLDINGS CONFERENCE CALL “TruTranscripts, The Transcription Experts” (212-686-0088) 26 So, John, could you address those three alternatives, which on the surface all seem more attractive than this deal? JW: Yeah, Richard. As I think we made very clear over the last couple of weeks, we’ve conducted a process, a very thorough, intense process. We’ve looked at a number of alternatives. In fact, we’ve looked at the full range of alternatives that really you’ve just described. We received a number of both offers that became publicly known, as well as some offers that were known only to the company. The board has undertaken a very thorough review of those offers, as well as the other alternatives which you’ve just mentioned, going into runoff or continuing as a stand-alone company. And together with our financial advisors, we determined that the best value for our shareholders, especially given the change in the composition of the offer that was made, did come from Validus. And, you obviously have your own views on the valuations of going into runoff or continuing as a stand-alone company. Clearly, we’ve done our own analysis. And our analysis shows that in fact, Validus was the best way to provide the best value to our shareholders. RG: John, I was hoping for a little more specificity, but in particular, at least versus the Flagstone deal, where, you know, it was clear that we were going to get 10 percent more in book value, and at least at last night’s close, you know, at least five or 12 percent more in premium price paid. Why is the Validus deal a better deal than the Flagstone deal?

VALIDUS HOLDINGS CONFERENCE CALL “TruTranscripts, The Transcription Experts” (212-686-0088) 27 JW: The valuation of any deal, when you look at it in some of those metrics ... you know, you can look at it a number of different ways, depending on the stock price on the day. At the end of the day, the board has got to consider the value of the currency that’s being offered. In both of these cases that you’re talking about, you’re referring to the valuation that we believe is intrinsic to the value of each of the companies. That’s the analysis that was performed. As you know, if you look at the range of valuations that could be ascribed to any offer over time ... and we looked at some of the numbers today that Jeff provided, the range of, you know, so-called headline values that could be ascribed to the Validus offer. You know, effectively ranges over a couple of dollars. And, the same applies to any stock offer that we’ve received. And at the end of the day, we took the view that the Validus offer represented the best value. RG: Okay. I guess I’ll let it go at that. Just, to note once again that, you know, you’re getting about $30.50 in book value in the Validus deal, and about 33.50. So, in order to make that case, you know, we’re getting an extra three dollars in Flagstone book value. It’s a heck of a lot to make up, you know, over the next couple years. But, thanks for your insight. W: And our next question is from Ian Gutterman(?), of Adage Capital. Please go ahead. IG: Hi, guys. I was hoping you could help. I’m just doing some quick math here. From the original offer, from the all-stock offer, the cash component’s gone up, obviously, over 400 million, and the stock component’s gone down about 300 million.

VALIDUS HOLDINGS CONFERENCE CALL “TruTranscripts, The Transcription Experts” (212-686-0088) 28 So, all together, on a pro-forma basis, you have 700 million of capital less than the original proposed deal. So, I guess I’m trying to understand how that works. I mean, there certainly wasn’t 700 million of excess capital at IPC. How are you comfortable that you have enough capital to make it through wind season if there’s an event? You’re not going to be able to just come back to us and have to do an equity offering. JC: Ian, I’m not sure the 400 and the 300 are aggregate in that example. They offset each other, rather than accumulate. IG: No. On a pro-forma basis, you would have had 300 more equity, from the extra capital issued, right? And you would have had 400 more cash on your balance sheet that you’ve now paid out. JC: No. Because, we’re buying asset, which is the net worth of IPC. It’s not as if we’re issuing that equity for cash. IG: Jeff, I’m not saying you increased your offer by 700 million, but you’re foregoing the opportunity to issue more shares. Which would have provided extra capital for the company. JC: No. Because we still own IPC in either of the two scenarios, Ian. So, if you net the 400 and the 300 ... and we’ll just work with that. I’m not sure I would agree with that either ... you still pick up 1.85 billion of stockholder equity as measured at December 31st. And all you’ve done is you’ve changed the (Inaudible). In fact, you know, the difference here, you know, truly, is you wind up with $400 million less of cash in the system and less capital, versus the original all-share offer. So that $400 million is the difference between the two.

VALIDUS HOLDINGS CONFERENCE CALL “TruTranscripts, The Transcription Experts” (212-686-0088) 29 And how we get comfortable there, Ian, is the work that we do relative to our rating agency and regulatory minimum standard. So, obviously we’re aware of the detrimental effect it would have to be forced into an equity offering at an inopportune time. And we think that we have sufficient margin to protect ourselves against that. Although, that’s (Inaudible). The future is uncertain. We can’t promise, you know. But we certainly feel very comfortable with the cushion we have, and feel like it’s consistent with the cushion that we carried last year. IG: I guess I’m just curious. I mean, again, we could debate, maybe offline, with this 400, 700. But even at 400, I mean, you know, Max(?) wasn’t expecting that much excess capital from the deal, and they were getting more diversification credit than you. So, you know, that 400 certainly eats up the entire excess capital. And you guys, coming into the start of this year, said, you know, your capital is a little tight, that you weren’t going to be able to grow due to the losses last year. So, it’s not like you were sitting on a ton of excess capital. JC: Ian, I ... IG: So, I guess I’m concerned that you stretched the balance sheet too much to do this deal, is what I’m trying to ask. EN: Ian, we didn’t say we couldn’t grow because of the capital last year. We added the capital last year. We didn’t lose money last year. We made money underwriting and investing. We didn’t grow our aggregates this year, simply because we said that, you know, it looks to us that in a capital-constrained world, we would like to have a cushion in our capital ratios. But, we certainly never said that we were capital-constrained, on any level.

VALIDUS HOLDINGS CONFERENCE CALL “TruTranscripts, The Transcription Experts” (212-686-0088) 30 IG: Your capital last year, Ed, was flat. ‘07 to ‘08, your equity was flat. I mean, I don’t have the transcript in front of me, but I thought you said on, I believe it was a Q4 call, that you were not going to be able to grow much this year, because you were bumping up against your limits. Because the equity base did not grow in ‘08. EN: No. It may be two ways of saying the same thing, but no. At no point did we suggest that we were capital-constrained. You know, and remember, you know, it may not have been a lot, but compared to the rest of the market, we did make $55 million last year. And so, you know, our choice was a very deliberate one not to increase our aggregates this year. We certainly had the room to increase them, had we chosen to. But, we chose not to to maintain more of a capital cushion. IG: Okay. I’m sorry to be difficult about this, but I feel like the direct question here is, have you strained the balance sheet to do this deal, given there wasn’t much excess capital and that you’re paying cash out that absorbs the excess capital on the IPC balance sheet? How can I be comfortable that you can withstand a significant wind event better than your peers this year? See, I thought the original purpose of this deal was to create not just a larger balance sheet, but a balance sheet that was getting you cheap access to excess capital. And it seems that part of the strategy, that second part, now doesn’t really foot anymore, that you’ve spent so much cash. JC: Ian, we don’t feel like you’re being difficult, so don’t worry about that. It is a direct question, and let me try answering directly. Do we feel like we’re stretching the balance sheet? No, we don’t. That’s the simple answer.

VALIDUS HOLDINGS CONFERENCE CALL “TruTranscripts, The Transcription Experts” (212-686-0088) 31 We at management need to make a judgment as to what the appropriate level of capital is, in conjunction with our own analysis, and in conjunction with our regulators and our rating agencies. And, you can either choose to believe or not that we’ve made the decisions prudently. But, I’m asserting to you that we have. I think your add-on question was, you know, have we increased our risk relative to our peers? And I guess I can’t really measure that out, because I can’t get a clean measure of most of our peers’ risk positions, relative to ours. But certainly, Ian, you’ll see every quarter what ours is. I think what you heard from Ed is that there is a modest up-tick in the units of risk per dollars equity, one in 100 year wind storm PML is, if we set a capital under 22 percent, March 31st, to about 25 percent on a pro-forma basis here, at June 30th. And, we also have ticked up the amount of zonal aggregate, relative to balanced (Inaudible) capital, by a couple percentage points. Those moves seem to be to be orders of magnitude, or highly disproportionate. But, we’ll see. But certainly, back to the direct question. Do we feel like we’ve inordinately stretched the balance sheet? I hope you know us well enough to know that we wouldn’t go there. We wouldn’t go there knowingly. You know, we feel like we’ve made a prudent decision here. IG: Can you give us any sort of metric of, you know, what kind of industry storm you feel comfortable that you can absorb without needing to access capital markets? Again, I’m not necessarily saying equity. That could be done(?) also. But ...

VALIDUS HOLDINGS CONFERENCE CALL “TruTranscripts, The Transcription Experts” (212-686-0088) 32 EN: You know, Ian, it’s a fair question, but it’s not actually the question we ask ourselves. It’s really, what aggregate catastrophe losses in the year can we withstand and still make money as underwriters? You know, last year, the industry had $52 billion in catastrophe losses insured, and we ran an 86 combined ratio in the reinsurance operation, and IPC Re did considerably better than that. So, you know, I don’t know if that suggests that, you know, it’s 60 billion or 70 billion before we get to underwriting, break even. And certainly, if it’s a single event, in different places the dynamics are different. But, you know, we tend to look at both the individual occurrence exceedence probabilities, as well as the aggregate exceedence probabilities. And, you know, we think Ike was a $21 billion storm, and the two companies combined had, you know, a hell of a good year as catastrophe underwriters. Would double Ike have gotten us to break even? I’m not sure. You know, it depends on the location and that. So, (Inaudible) there’s a tough question. But I think I’ve just given you some data points that should help you think about it. And I think I would also just come back to, remember, Validus Re, from the day we formed the company, said that we’ll restrict our one in 100 year PMLs to 25 percent of capital. That’s spot-on where we are today, and it was conservative the day we started the company. The rating agencies have viewed it as conservative. And it’s conservative today. The zonal aggregate is a self-imposed constraint. And, you know, of the very, very few people who disclose what zonal aggregate they write to, I can only think of one who’s got

VALIDUS HOLDINGS CONFERENCE CALL “TruTranscripts, The Transcription Experts” (212-686-0088) 33 a lower disclosed zonal aggregate than we have on a combined basis. So, I have a hard time thinking that somehow Validus is stretching taking on risk at all. I think we’re still at the conservative end of peer companies. And over time, as people hopefully start to disclose more and give better transparency to investors, I think that will only become clearer. But, I think the characterization that somehow we’re reaching or stretching our risk really just doesn’t stand up to the comparative dynamics that are out there, either compared to peer companies or, you know, the historical measures that we’ve told our investors that we’ll steer by. IG: Okay. That’s right. I guess, one last point and then I’ll get the rest offline. But, I guess the concern I have on it is, if there’s minimal accretion of the book value, at least day one, then really the best year is that, as you re-deploy IPC’s capital you’ll get more earnings, and therefore, more book value accretion through that down the road. But just, given what your stock price has done since the original offer was announced, you know, if there were some kind of event that caused industry stress, you know, you’re starting off in a weaker position, as far as the valuation needed for your stock in a deal. And you’ve used up a lot of your cash, so a lesser event is going to cause you to need to tap the markets than before. So it feels like it’s a little bit of, you know, you put more pressure on your vulnerability this wind season for a long-term gain. Which may be a fair trade. But the original offer I don’t think necessarily had as much short-term risk. Am I way off- line in saying that?

VALIDUS HOLDINGS CONFERENCE CALL “TruTranscripts, The Transcription Experts” (212-686-0088) 34 JC: Ian, I sense a consistent theme on your part that you wouldn’t want to buy our stock. (Laughs). I hope someday we’ll change your mind on that. But, in all seriousness, the core of what you just said is true. Right, if there was no cash component, and this was an all-equity deal, we would have more equity. You made reference to our book value. We’re issuing shares effectively below book value here. And we’re not really eager to do that. We tend to measure it at March 31. In terms of the pickup(?) (Inaudible) book value, I think 50 cents to reported diluted book, and a dollar to tangible diluted book is not inconsequential. You know, we think (Inaudible) is financially attractive. At the same time, that the strategy, or bet, as you put it, is a good one as well. IG: Okay. I won’t (Inaudible) anymore. Thanks, guys, for sharing. EN: Ian, one thing I’d add. (Inaudible), we actually always enjoy you(?). You’re very thoughtful, and you tend to come at things, you know, with a very interesting perspective. And so, we appreciate that. In terms of, you know, just kind of pure cash and what type of event and that, one thing to bear in mind is that, we’re talking about two companies with very, very short portfolio durations, two companies with outstanding liquidity facilities, and two companies with outstanding liquidity. So, cash per se is not likely to be an issue in anything other than kind of a doomsday scenario. I think we would look at a one in 100 year event and say, that’s fine. We have the cash on hand to deal with that.

VALIDUS HOLDINGS CONFERENCE CALL “TruTranscripts, The Transcription Experts” (212-686-0088) 35 JC: I disagree with that, in that cash, even in a doomsday scenario, would not be a problem. (Laughs). We’ve got gigantic liquidity. IG: Right. No, I wasn’t concerned about liquidity, to be honest. It’s more just a capital cushion for an event. Yeah. JC: Yeah. That’s an issue. EN: And I guess just the last thing I would observe is that, if we had a one in 100 year loss, as best as it could be modeled, at the end of that, we’d be sitting with something close to $3 billion in capital. I would hate that. But hell, I would love to have $3 billion in capital, open for business the next day. IG: Oh, very fair. Very fair. All right, thank you, guys. Appreciate it. W: Our next question comes from Andy Baker(?) of (Inaudible). Please go ahead. AB: Thank you. Could you just walk us through the process of the next steps in this process, how you get from here to close and when you think that will be? I guess you sort of said seven to 10 weeks. And ... JC: I’m sorry, operator. Is there anything we can do to ... Andy, your question was incredibly faint, and we had a hard time hearing. AB: Can you hear me now? JC: That is much better. Thank you. AB: Could you just tell, walk us through the process of how we get from here to close? I mean, the regulatory approvals you need, how this being Bermuda, you know, changes things? And, any implication from you to talk about your being the second-largest

VALIDUS HOLDINGS CONFERENCE CALL “TruTranscripts, The Transcription Experts” (212-686-0088) 36 short-tail company in Bermuda. Are there any sort of antitrust implications associated with that? JC: In terms of process, we’ve become processed over the last couple weeks by talking about all kinds of different processes. And this is the most straightforward. The way forward here is for the companies to file with the SEC any joint proxy statements or individual proxy statements and solicit our shareholders for a shareholder vote. And we would close approximately thereafter. We had mentioned in the process previously, that we’ve been through, you know, this period, from Bermuda. Neither we nor IPC operate in the U.S. in the insurance business, so there is no form A(?) regulatory approval. There are some miscellaneous approvals and notices that need to be given. I don’t want to downplay the seriousness with which we will approach those processes, but we don’t view them as something that will elongate our time frame whatsoever. AB: Okay, thank you. So you’re still, you think, end of summer is sort of about when you can get this thing wrapped up? JC: We’ve said in this presentation seven to 10 weeks. AB: Thank you. W: Thank you. Our next question comes from Brian Meredith of UBS. Please go ahead. BM: All right, thanks. Yeah, just a follow-up here, Jeff and John and Ed. Just noticed that AM Vest(?) just downgraded IPC to an A-minus, and puts you guys on, I guess, negative implications, watch and negative implications. I guess the question I

VALIDUS HOLDINGS CONFERENCE CALL “TruTranscripts, The Transcription Experts” (212-686-0088) 37 have is, what does the A-minus rating for IPC mean? Is there any potential contract that that’s going to impact? And then, secondly, what would happen, in the eventuality that AM Vest decided that you guys were a B++ company, as a combined entity? Would that be a mac(?) clause in the agreement? What would end up happening? JW: This is John Weale. First off, you know, this is not a massive surprise to us with respect to the AM Vest downgrade. You know, they’ve had us on negative outlook now for something approaching, or certainly over, 18 months. They have made a few noises in the past. Clearly, the uncertainty that we’ve gone through in the past few months has not helped their view. With respect to the watch with negative implications, that’s pretty much their standard modus operandi when you enter into a transaction but haven’t closed it yet. They put us on negative watch back at the beginning of March, when we announced the Max transaction, and they’ve pretty much kept us there since that time. And obviously, the announcement of this transaction will just continue that process. JC: Brian, this is Jeff. In respect to your question about a material adverse effect, there is no ratings condition embedded in the agreement, as it relates to negative outlook from AM Vest. We have experience with that, in the case of the Talbot transaction, where, upon announcement, we went on watch with negative outlook, and stayed on it until we closed the transaction and the associated (Inaudible). Again, we take very seriously our dialogue with the rating agencies and their committee processes. We’ve done as

VALIDUS HOLDINGS CONFERENCE CALL “TruTranscripts, The Transcription Experts” (212-686-0088) 38 much as we possibly can to assure ourselves that we would not put our A-minus rating in jeopardy. And we will continue to work with the agencies, until that time that we close the transaction, and until that time their respective committees can meet. BM: All right. But I mean, I guess the question goes back, you know, what can you do here, to ensure you keep an A-minus? Because I imagine a B++ rating is a pretty unpalatable outcome, if that were to happen. EN: Yeah. I mean, I agree with you, Brian. We don’t anticipate anything, you know, imperiling the A-minus rating. In terms of, you know, the entire transaction, as you can imagine, we have been very assiduous in looking at the combined B-car(?) modeling for the two companies. We’ve had multiple conversations with rating agencies. As Jeff mentioned, they all have committee processes that need to be respected. But, harkening back to Ian’s question, we’ve also left ourselves a very nice cushion above the required capitalization for the company, and we wouldn’t anticipate that being a problem. As kind of, you know, the worst, worst, worst-case scenario? I guess I would say, if we weren’t A-minus, then there’s a whole bunch of other people that aren’t, and a whole bunch of As that may not be A-minus either. But, remember, we do trade in London under an A rating in the syndicate. And certainly, we could always, you know, look at changing our business plan and deal with Lloyd’s on that, and deploying capital there. I think that’s a nice thing to know. I don’t think it’s a scenario that we envision ever coming into play. But, one of the

VALIDUS HOLDINGS CONFERENCE CALL “TruTranscripts, The Transcription Experts” (212-686-0088) 39 nice things about having a syndicate is that we do trade at an A rating, as far as the Lloyd’s market. BM: Thank you. W: Gentlemen, at this time, we have no further questions. Do you have any closing remarks? EN: Well, thank you all very much for taking the time to listen and participate this morning. Again, we’re very excited. We think we’re, you know, at day one of creating a very powerful global company at a point in time when there is a clear opportunity in the world to do that. And so, we look forward to talking with you quarter after quarter, and delivering great value to you as our shareholders. Thank you. (END OF TAPE)